[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]



VIA EDGAR
---------


June 17, 2009


Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance


Re:  W. R. Berkley Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 001-15202
     -----------------------------------------------------

Dear Mr. Rosenberg:

     On behalf of W. R. Berkley Corporation ("Berkley" or the "Company"), set forth below are Berkley's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated May 7, 2009 from Jim B. Rosenberg to Eugene G. Ballard, Berkley's Senior Vice President -- Chief Financial Officer. For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley's responses thereto.

     As further described below, Berkley proposes to make these changes described below commencing with either its Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2009 ("2Q 2009 Form 10-Q") or with its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 ("2009 Form 10-K"). We have included sample disclosure as if such disclosure were included in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 ("2008 Form 10-K"), but it will be revised and updated as appropriate for the period to which it relates.

2008 Form 10-K
--------------

Exhibit 13
----------

Item 2. Management's Discussion and Analysis of Financial Condition and Results
        -----------------------------------------------------------------------
        of Operations
        -------------

Critical Accounting Estimates
-----------------------------

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 2


Reserves for Losses and Loss Expenses
-------------------------------------

1. Please revise to provide clear reasons for the change in estimate of claims occurring in prior years, as the current explanation of such changes is not informative. Please ensure your revised disclosure addresses fiscal year 2007.

     In response to this comment, we would include the below table and related disclosure commencing with our 2Q 2009 Form 10-Q, revised and updated as appropriate as of the end of such period. We would discuss our changes in estimate of claims in 2008 and 2007 in our 2009 Form 10-K.

          The following table presents changes in estimate of claims occurring in prior years (dollars in thousands):


                                                Favorable
                                                (Unfavorable)
                                                Development      Accident Years
                                                -----------      --------------
          Year Ended December 31, 2008
          General liability                     $   125,000      2004-2007
          Workers' compensation                      36,000      2004-2007
          Other                                      35,000      Various
                                                ----------
          Total                                 $   196,000
                                                -----------
                                                -----------

          Year Ended December 31, 2007
          General liability                     $   114,000      2004-2006
          Workers' compensation                      14,000      2004-2006
          Other                                     (44,000)     1999-2001
                                                -----------
          Total                                 $    22,000      Various
                                                -----------
                                                -----------

          A significant portion of the favorable reserve development for general liability during 2008 and 2007 was associated with excess and surplus ("E&S") business within the specialty segment. E&S insurers are free from rate and form regulation and generally charge higher rates for business than that in the "standard" market. The majority of the favorable development stemmed from accident years 2004 through 2007. The favorable development was primarily caused by lower claim frequency trends, which were not fully anticipated when reserves were initially established for these accident years. One reason for the lower than expected number of claims was the Company's introduction of more restrictive policy language which included additional exclusions that eliminated claims that would have previously been covered,

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 3


          particularly for the Company's building contractor business. In addition, as standard carriers tightened their underwriting criteria, the Company benefited from an influx of accounts from the standard market to the E&S market during these years. The more restrictive policy language and the influx of standard market business resulted in an improved risk profile within the E&S business and a reduction in loss costs that was greater than expected at the time reserves were initially established.

          The favorable reserve development for workers' compensation during 2008 and 2007 was primarily related to business written in California. From 2003 to 2005, the State of California enacted various legislative reforms, whose impact on workers' compensation costs was uncertain at the time. As actual claims data have emerged, and interpretation of the reforms through case law has evolved, it has become clear that the impact of the reforms was greater than initially expected, resulting in favorable reserve development.

          Several factors led to the adverse reserve development in the reinsurance segment during 2007. Most of the adverse development stemmed from older accident years (1999-2001), and was driven by a limited number of accounts that reported losses that were significantly higher than expected. Several of these accounts reinsured residential building contractors and were severely impacted by construction defect claims. Several other accounts were written for ceding companies which subsequently became financially impaired and did not report claims to the Company in a timely manner, delaying the recognition of our liabilities and resulting in adverse reserve development.

          Favorable development for other lines in 2008 was $16 million for commercial automobile, $12 million for reinsurance and $7 million for property business. Favorable development for other lines in 2007 was $10 million for commercial automobile and $12 million for property business.

Other Than Temporary Declines in the Value of Investments, page 6
-----------------------------------------------------------------

2. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e., investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

     In response to this comment, we would include the below disclosure and related table commencing with our 2009 Form 10-K, revised and updated as appropriate as of the end of such period.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 4


     Approximately 42% of the Company's state and municipal bonds are insured by bond insurers. The carrying value of insured bonds by bond insurer at December 31, 2008 was: MBIA - $904 million, FGIC - $528 million, FSA - $470 million and AMBAC - $460 million. In addition, at December 31, 2008, the Company owned common stock of MBIA with a carrying value of $6 million.

     The following table presents the credit quality of insured state and municipal bonds with and without credit for insurance enhancement (dollars in thousands):

     At December 31, 2008                      Carrying Value
                                        ----------------------------

                                          Insured         Underlying
     Rating                               Rating          Rating
     ------                               ------          ----------

     AAA                                $   568,757     $    31,456
     AA                                     860,969       1,146,753
     A                                      744,676         950,536
     BBB                                    187,458          46,796
     Below BBB                                  -            25,334
     Unrated (1)                                -           160,985
                                        ---------------------------
     Total                              $ 2,361,860     $ 2,361,860
                                        ---------------------------
                                        ---------------------------

     ---------------------
     (1) Includes $91 million of municipal bonds that have been pre-refunded to maturity with escrowed funds. For the majority of the remaining unrated securities, similar securities for the same issuer were rated investment grade.


Fixed Maturity Securities and Preferred Securities Unrealized Losses, page 6 and 7
--------------------------------------------------------------------------------

3. Please revise your disclosure to distinguish between securities that are investment grade, and those which are below investment grade. For those securities that are below investment grade, please provide a more robust discussion of your rationale for concluding that unrealized losses are not other-than-temporary impairments.

     In response to this comment, we would include the below disclosure and related table commencing with our 2Q 2009 Form 10-Q, revised and updated as appropriate as of the end of such period.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 5

     Approximately 1.3% of the Company's fixed maturity securities and perpetual preferred stock was classified as non-investment grade at December 31, 2009. The Company's securities are often rated by multiple rating agencies, sometimes with different ratings. For purposes of determining whether a security is non-investment grade, the Company uses the lower rating if two ratings were assigned and the middle rating if three ratings were assigned, unless the Company's own analysis indicates that the lower rating is more appropriate. Securities that are not rated by a rating agency are evaluated and classified by the Company on a case-by-case basis. Unrated securities with an aggregate fair value of $8 million were classified as investment grade at December 31, 2008.

     A summary of the Company's non-investment grade securities at December 31, 2008 is presented in the table below (dollars in thousands):


                                                Number of       Aggregate       Unrealized
                                                Securities      Fair Value      Loss
                                                ----------      ----------      ----------
     Senior Subordinated secured note(1)                1       $ 15,135        $ 43,012
     Mortgage security(2)                               1         22,462          14,358
     Perpetual preferred stock(3)                       1          3,347           5,518
     Other fixed income securities(4)                  28         91,708          26,186
                                                ----------------------------------------
     Total                                             31       $132,652        $ 89,074
                                                ----------------------------------------
                                                ----------------------------------------

(1) This note was purchased from a residential mortgage lender in connection with a recapitalization plan. The note, which was purchased for $58 million, had an unrealized loss of $43 million at December 31, 2008. The decline in fair value reflects uncertainty regarding the borrower's ability to restructure or refinance certain bank debt that expires on March 16, 2009. The Company believes that the cash flow from the borrower's assets will significantly exceed its debt obligations, and expects the bank debt to be refinanced or restructured. The Company does not consider the note to be other than temporarily impaired.

(2) This security is secured by mortgages and cash flow pledges on 99 properties comprising 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The security, which was purchased for $37 million, had an unrealized loss of $14 million at December 31, 2008. The current debt maturity of February 2009 can be extended at the borrower's option through February 2012 provided that there is no continuing default and that the borrower provides interest protection for LIBOR above 6 1/2%. The Company believes the amount of outstanding debt for the Company's debt layer and all debt layers senior to the Company's debt layer to be well below the current market values for the underlying properties. Based on the portfolio's stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be other than temporarily impaired.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 6

(3) This stock traded at prices above amortized cost in January 2009, and accordingly was not considered to be other than temporarily impaired at December 31, 2008.

(4) These remaining 28 non-investment grade securities are comprised of municipal bonds, corporate bonds and foreign bonds. The Company evaluated each of these securities and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default on financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be other than temporarily impaired.

Fair Value Measurements, page 8
-------------------------------

4. It appears that you utilize pricing models and various processes to estimate the value of many of your fixed income securities which do not trade on a daily basis. Please revise your disclosure to include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions utilized in the models to estimate fair value would have on the financial statements.

     Please see our proposed disclosure in response to comment 5 below. As indicated in that disclosure, only a small amount (1.5% as of December 31, 2008) of the portfolio was priced using pricing models (i.e., cash flow model). We do not believe that a discussion of the potential variability of pricing model assumptions in such a small component of our fixed income securities portfolio, and the effect of such variability on our financial results, would be material to investors. Accordingly, we do not propose to add specific disclosure regarding changes in key assumptions.

5.   Please revise your disclosure to clarify the following:

     a. The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

     b. The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

     c. Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. To the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, discuss the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 7

     We point the Staff to our disclosure regarding fair value measurements and SFAS 157 contained in Note 10 to our 2008 financial statements included in our 2008 Form 10-K and to our discussion of fair value measurements we had added to Critical Accounting Estimates in our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2009.

     In response to this comment, we would include the below disclosure and related table commencing with our 2Q 2009 Form 10-Q, revised and updated as appropriate as of the end of such period. As further described below, the vast majority of our portfolio is based on observable data (other than quoted prices) and, accordingly, was classified as Level 2.

          Equity securities are generally priced based on observable market data, including closing prices in active markets, and are classified as Level 1. However, as of December 31, 2008, prices for equity securities with an aggregate carrying value of $110 million were determined based on other methods and were classified as Level 3 securities. Three of those securities, with an aggregate carrying value of $108 million, were priced based on an independent valuation, recent sales in a private transaction and the price received by the investee in a recent stock transaction, respectively.

          The following table summarizes pricing methods for fixed income securities available for sale as of December 31, 2008 (dollars in thousands):


                                                Carrying          Percent
          Pricing Source                        Value             of Total
          --------------                        ------          -----------

          Independent pricing services       $ 8,920,026             93.2%
          Syndicate manager                      131,681              1.4%
          Directly by the Company based on:
           Observable data                       177,990              1.9%
           Par value                             187,652              2.0%
           Cash flow model                       148,639              1.5%
                                             -----------------------------
          Total                              $ 9,565,988              100%
                                             -----------------------------
                                             -----------------------------

          Independent pricing services - The vast majority of the Company's fixed income securities available for sale were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities). The determination of whether markets

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 8


          are active or inactive is based upon the volume and level of activity in the for a particular asset class. The Company conducts interviews with the pricing services to gain an understanding of how different types of securities are priced. The Company reviews the prices provided by pricing services for reasonableness based upon current trading levels for similar securities. If the prices appear unusual to the Company, they are re-examined and the value is either confirmed or revised. In addition, the Company periodically performs independent price tests of a sample of securities to ensure proper valuation and to verify our understanding of how securities are priced. As of December 31, 2008, the Company did not make any adjustments to the prices provided by the pricing services. Based upon the Company's review of the methodologies used by the independent pricing services, these securities were classified as Level 2.

          Syndicate manager - The Company has a 15% participation in a Lloyd's syndicate, and the Company's share of the securities owned by the syndicate is priced by the syndicate's manager. The majority of the securities are liquid, short duration fixed maturity securities. The Company reviews the syndicate manager's pricing methodology and audited financial statements and holds discussions with the syndicate manager as necessary to confirm its understanding and agreement with security prices. Based upon the Company's review of the methodologies used by the syndicate manager, these securities were classified as Level 2.

          Observable data - If independent pricing is not available, the Company prices the securities directly. Prices are based on observable market data where available, including current trading levels for similar securities and non-binding quotations from brokers. The Company generally requests two or more quotes. If more than one quote is received, the Company sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes obtained from brokers. Since these securities were priced based on observable data, they were classified as Level 2.

          Par value - Bonds that can be put to the issuer at par in the near-term are priced at par provided there are no significant concerns with the issuer's ability to repay. These securities were classified as Level 2.

          Cash flow model - If the above methodologies are not available, the Company prices securities using a discounted cash flow model based upon assumptions as to prevailing credit spreads, interest rates and interest rate volatility, time to maturity and subordination levels. Discount rates are adjusted to reflect illiquidity where appropriate. These securities were classified as Level 3.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 9


6. You disclose you use independent broker quotations to assist you in determining fair values. Please revise your disclosure to clarify to what extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please ensure that your disclosure addresses the following:

     a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

     b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

     c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

     d. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

     e.   Whether the broker quotes are binding or non-binding; and

     f. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

     Please see our proposed disclosure in response to comment 5 above which addresses our use of independent broker quotations.

Reinsurance, page 19
--------------------

7. Please disclose your material reinsurance partners along with their credit rating and the respective notional amounts ceded to each reinsurer.

     In response to this comment, we would include the following table and related disclosure commencing with our 2009 Form 10-K, revised and updated as of December 31, 2009:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 10

     The following table presents the credit quality of amounts due from reinsurers as of December 31, 2008 (dollars in thousands). Amounts due from reinsurers are net of reserves for uncollectible reinsurance of $4.9 million.

        Reinsurer                               S&P Rating        Amount
        ---------                               ----------        ------
        Munich Re                               AA-             $ 122,211
        Swiss Re                                A+                 68,291
        Berkshire Hathaway                      AAA                55,382
        Partner Re                              AA-                39,428
        Allied World                            A-                 25,153
        XL Capital                              A                  22,929
        AIG                                     A+                 21,993
        CNA                                     A-                 20,372
        Other reinsurers rated A or better                        202,089
        Not rated and other                                        45,253
                                                                ---------
        Subtotal                                                  623,101
        Residual market pools                                     308,014
        Total                                                   $ 931,115
                                                                ---------
                                                                ---------

     Many states require licensed insurers that provide workers' compensation insurance to participate in programs that provide workers' compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers' compensation pools in 18 states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

Contractual Obligations, page 20
--------------------------------

8. It appears that interest payments represent a significant cash outflow for the Company. Please revise your contractual obligations table to include the interest payments. Refer to Financial Reporting Release 72.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 17, 2009
Page 11


     As requested, we will revise our contractual obligation table to include interest payments, commencing with our 2009 Form 10-K.

                                    * * * * *

     Pursuant to your letter, on behalf of Berkley, we hereby acknowledge that:

o Berkley is responsible for the adequacy and accuracy of the disclosure in its 2008 Form 10-K;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Berkley's 2008 Form 10-K; and

o Berkley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

Enclosures

cc:  Tabatha Akins
     Joel Parker
     Eugene G. Ballard
     Ira S. Lederman, Esq.